September 27, 2013

Mr. Christian Windsor, Special Counsel

Mr. John P. Nolan, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

RE:	Talmer Bancorp, Inc.
Amendment No. 2 to Confidential Draft Registration Statement on Form S-1
Confidentially Submitted on July 22, 2013
CIK No. 0001360683

Dear Mr. Windsor:

This letter is being submitted in response to certain comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 16, 2013 (the “Comment Letter”) with respect to the above-referenced Confidential Draft Registration Statement on Form S-1 submitted by Talmer Bancorp, Inc.  Unless the context indicates otherwise, all references in this letter to “the Company,” “we,” “us” and “our” refer to Talmer Bancorp, Inc. and our wholly owned subsidiaries, Talmer Bank and Trust and First Place Bank.

For your convenience, we have set forth each comment from the Comment Letter in italics and bold typeface and have included our response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

General

1.              We note your response to comment 2 of our comment letter to you dated October 15, 2012. However, you have still not included the following information that we have previously requested and that is required by Form S-1:

•                  the number of shares to be sold by the company and the number of shares to be sold by selling shareholders as required by Item 501(2); and

•                  the offering range of the securities, as required by Item 501(3).

Please be advised that the staff may defer any further reviews until the non-Rule 430A disclosures are substantially provided.

Response:  We respectfully acknowledge the Staff’s comment.

Mr. Christian Windsor, Special Counsel

Mr. John P. Nolan, Senior Assistant Chief Accountant

September 27, 2013

Prospectus Summary

2.              As required by Item 503(a), please revise the first paragraph to disclose that one of your two subsidiaries, First Place Bank, is subject to a Cease and Desist Order administered by the Office of the Comptroller of the Currency. Please summarize the material provisions of the Order.

Response:  We have revised Amendment No. 3 in response to and in accordance with the Staff’s comments and we have included a reference to the First Place Bank Cease and Desist Order in the first paragraph of the “Prospectus Summary” section of Amendment No. 3 on page 1, with a summary of the material provisions of the Order beginning on page 5 of the “Prospectus Summary” section of Amendment No. 3.

Private Placements and Acquisitions

3.              We note your response to comment 5 of our comment letter to you dated October 15, 2012. Please revise your discussion of each acquisition to clearly state the aggregate purchase price (not just the amount of your bid), including any related fees, assumption of debt or other obligations and any investments required by regulators. We note you provided us supplementally with copies of the forms of stock subscription agreements but did not provide us with copies of the schedules, exhibits or disclosure schedules referenced in each agreement. Please provide us with complete versions of these documents.

Response:  We respectfully advise the Staff that in each of our FDIC-assisted acquisitions, we submitted negative bids to the FDIC to acquire the assets and assume the liabilities of each of the failed banks at a discount.  These negative bids represent the purchase price.  In addition to the purchase price, the acquisitions from the FDIC are predicated upon a settlement process to equalize the assets acquired and liabilities assumed in the transaction.  This settlement process, which occurs post-transaction, combined with the negative bid, represents the total cash paid or received in a given transaction.  By way of example, if we submitted a negative bid of $100 million to the FDIC, and the FDIC conveyed assets (i.e. cash, securities and loans) to us equal to $950 million, and we also assumed liabilities (i.e. deposits and borrowings) from the FDIC equal to $1 billion, then the FDIC would pay us $150 million in total, representing $50 million required to balance the assets and liabilities (which is not part of the purchase price), and $100 million from the negative bid, which represents the actual purchase price.  We have revised the discussion of each failed bank acquisition beginning on page 3 of the “Prospectus Summary” section of Amendment No. 3 to clearly state that Talmer Bank submitted a negative bid to acquire the assets of each failed bank, and the negative bid represents the amount the FDIC paid to us to assume the deposits and other liabilities of each of the failed banks.  Note 2, “Business Combinations,” of our audited financial statements for the year ended December 31, 2012,

Mr. Christian Windsor, Special Counsel

Mr. John P. Nolan, Senior Assistant Chief Accountant

September 27, 2013

provides a table of the assets acquired and liabilities assumed in each of our FDIC-assisted acquisitions, the fair value adjustments recorded as required by ASC Topic 805, “Business Combinations,” the bargain purchase gain recognized and the final cash due from or paid to the FDIC for the net liabilities/ assets assumed.  We note that the final cash settlement with the FDIC includes the negative bid and the final reconciliation, or balancing, of the assets and liabilities described above.  The amount due from or paid to the FDIC outside of the negative bid is the result of this reconciliation, or balancing, of the assets acquired and the liabilities assumed and does not represent the aggregate purchase price.

With regard to the February 2012 private placement, the form of stock subscription agreement entered into between us and the WL Ross Funds and the form of stock subscription agreement entered into between us and the other subscribers, including the schedules, exhibits and disclosure schedules, are being provided supplementally to the Staff contemporaneously with this response letter and the confidential submission of Amendment No. 3.

4.              Please revise your summary of the acquisition of First Place Bank to disclose that in the years preceding your acquisition, First Place suffered many problems including:

•                  in 2010 and 2011, First Place Financial announced that its financial statements for its fiscal years 2008, 2009 and 2010 and its related reports on internal control over financial reporting could no longer be relied upon;

•                  since October 2010, First Place Financial had failed to file its annual and quarterly reports with the SEC;

•                  in March 2011 the Office of Thrift Supervision entered into a Supervisory Agreement with First Place Bank;

•                  in July 2011 The Office of Thrift Supervision issued a Cease and Desist Order against First Place Bank; and

•                  on October 29, 2012, First Place Financial Corp. filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code.

In addition, discuss these issues in greater detail on page 112 of the business section and consider adding risk factor(s) for any items that may be risks for the company in the future.

Response:  We have revised Amendment No. 3 in response to and in accordance with the Staff’s comments and we have included a discussion of First Place Financial Corporation’s problems leading up to its bankruptcy filing on pages 5 and 118 of Amendment No. 3.  With respect to the addition of risk factors, we respectfully advise the Staff that we have already included what we believe are items of risk related to our acquisition of First Place Bank, including a risk factor regarding the Cease and Desist Order.

Mr. Christian Windsor, Special Counsel

Mr. John P. Nolan, Senior Assistant Chief Accountant

September 27, 2013

Our Business Strategy

5.              Please revise this section as follows:

•                  revise your claim that you acquire banks with “stable core franchises” and with “reliable income streams” to reconcile this claim with your acquisitions of assets from institutions that have failed, filed for bankruptcy and been seized by the FDIC; and

•                  revise your claim that you acquire banks in “attractive markets” to reconcile this claim with your acquisition of three banks in Michigan and the concentration of 41 percent of your loans in the Detroit MSA.

Response:  We have revised Amendment No. 3 in response to and in accordance with the Staff’s comments on page 7 of Amendment No. 3.

Our Competitive Strengths

6.              We note your response to comment 7 of our comment letter to you dated October 15, 2012. Please revise this section as follows:

•                  revise the section entitled “Consistent growth in tangible book value per share” to balance your claims with similar disclosure and graph of your earnings per share for the same period and disclosure of one time bargain purchase gains totaling $162 million in 2010, 2011 and 2013;

•                  indicate whether the tangible book value per share includes the FDIC indemnification asset;

•                  revise the section entitled “Attractive risk profile” to reconcile this claim with your twenty eight pages of risk factors including risks relating to losses from distressed assets on page 20, mortgage repurchases on page 22, allowance for loan losses for acquired loans, higher credit risk from commercial real estate and other loans on page 24, need for capital on page 31, risks of acquisitions on page 35, loss of eligibility for FDIC loss share arrangements, and inaccurate accounting of the fair value of acquired loans on page 36; and

•                  revise the section entitled “Attractive risk profile” to revise your claims on page 7 that you “conducted due diligence on a substantial portion of the acquired loan portfolios” and determined initial fair values “on a loan by loan basis” to reconcile these claims with your disclosure on page 112 that in connection with your 2013 acquisition of First Place Bank you conducted “file level due diligence on 40% of the total loan portfolio” and extrapolated from that file level review.

Response:  We have revised Amendment No. 3 in response to and in accordance with the Staff’s comments beginning on page 8 of Amendment No. 3.  However, with respect to adding a graph showing our earnings per share, we respectfully advise the Staff that we have not included a similar graph that shows our growth in tangible book value per share without each one time bargain purchase gain.  We believe such a presentation would be misleading as it would

Mr. Christian Windsor, Special Counsel

Mr. John P. Nolan, Senior Assistant Chief Accountant

September 27, 2013

eliminate the benefit attributable to the bargain purchase gain but would continue to include the substantial expenses that we incur to complete each acquisition, such as conversion fees, due diligence fees, professional service fees and salary expense for personnel dedicated to corporate development, loss share management and integration.  Please note that we have revised the existing graph to clearly footnote each period that includes a bargain purchase gain and the amount of the bargain purchase gain recognized for each period.

We respectfully advise the Staff that as with other financial assets the FDIC indemnification asset is a tangible asset and, therefore, is included in tangible book value per share.  We have added a footnote to the graph on page 8 of Amendment No. 3. that references the section entitled “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.” We have deleted the section entitled “Attractive risk profile” and have also revised Amendment No. 3 to clarify the amount of due diligence we conducted on the balance of the loan portfolio of First Place Bank by dollar amount.

Risk Factors

Risks Related to our Common Stock

7.              We note your responses to comment 8 of our comment letter to you dated October 15, 2012 and comment 14 of our comment letter to you dated July 12, 2012. As we requested, please include a risk factor addressing risks associated with Mr. Ross being the beneficial owner of twenty four percent of your stock and serving as a director including the following risks:

•                  the risk that he will sell his stock and that will adversely affect your stock price;

•                  your reliance on him for financing your acquisitions and the risk he will cease to finance future acquisitions; and

•                  his influence over you as your major stockholder and as a member of the board may have interests different from those of most shareholders.

Please revise the risk factor on page 34 to specifically address the conflicts of interests of Mr. Ross particularly given his major investments in other banks.

Response:  We respectfully advise the Staff that as noted in our responses to comment 14 of the Staff’s comment letter dated July 12, 2012 and comment 8 of the Staff’s comment letter dated October 15, 2012, we do not currently view Mr. Ross’ service as a director representative for the WL Ross Funds or the current beneficial ownership of the WL Ross Funds of approximately 24.1% of our common stock (assuming the exercise in full of outstanding warrants) as presenting a material risk to the Company or the offering, particularly in light of the WL Ross Funds’ passivity commitments with the Federal Reserve, and the fact that, although the number of shares to be sold by selling shareholders has not yet been finalized, we currently expect the beneficial ownership of the WL Ross Funds to decrease substantially after we close the offering.  The detail of the sales by the WL Ross Funds in the offering will be disclosed in the “Principal and Selling Shareholders” section.  Given these factors, we have not included the risk factor regarding the influence of the WL Ross Funds and Mr. Ross over us.

Mr. Christian Windsor, Special Counsel

Mr. John P. Nolan, Senior Assistant Chief Accountant

September 27, 2013

We further respectfully advise the Staff that we have no current expectation for the WL Ross Funds, or their respective affiliates, to finance future acquisitions and, therefore, we have not included such a risk factor.

With respect to the Staff’s comment to specifically address potential conflicts of interest of Mr. Ross, we respectfully advise the Staff that we think this risk applies generally to any director that has an association with other financial institutions, not only Mr. Ross.  Moreover, while entities affiliated with Mr. Ross have made investments in other banking institutions, none of these institutions are in our current markets and none compete directly with us.  As such, we have not provided specific disclosure related to Mr. Ross; however, we have revised the risk factor on page 36 of Amendment No. 3 to clarify that any director’s association with other financial institutions, which give rise to fiduciary or contractual obligations to such institutions, may create conflicts of interests.  We have also revised the risk factor beginning on page 40 of Amendment No. 3 to address risks related to certain shareholders selling shares of our common stock and causing a decline in our prevailing market price.

Talmer Bank, the Company and certain of our shareholders

8.              We note your response to comment 9 of our comment letter to you dated October 15, 2012. We note from pages 3-4 the other FDIC transactions in 2010 and 2011. Please revise to clarify that all requirements have been complied with including the restrictions on transfer and sales of your stock during the 3 year period following each acquisition.

Response:  We have revised Amendment No. 3 in response to and in accordance with the Staff’s comment to provide that we believe we are in compliance with each of the requirements under the FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions applicable to us on pages 23 and 141 of Amendment No. 3.  We respectfully advise the Staff that the lock-up period only applied to investors covered under the FDIC Policy Statement for a period of three years following our initial failed bank acquisition of CF Bancorp on April 30, 2010, and a new lock-up period did not commence following each subsequent acquisition.  As such, no shares are currently subject to resale or other transfer restrictions under the FDIC Statement of Policy.

Unaudited Pro Forma Condensed Combined Financial Information

9.              Please revise the notes to the pro forma financial statements to disclose the specific amounts of the discounts and premiums recorded on each of the individual assets acquired and liabilities assumed as well as the estimated lives over which these amounts will be recognized.

Response:  We have revised Amendment No. 3 in response to and in accordance with the Staff’s comment beginning on page 57 of Amendment No. 3.

Mr. Christian Windsor, Special Counsel

Mr. John P. Nolan, Senior Assistant Chief Accountant

September 27, 2013

10.       We note the pro forma adjustment number six to eliminate the historical provision for loan losses. Tell us how the elimination of the historical loan loss provision meets the criteria of Rule 11-02(b)(6) of Regulation S-X.

Response:  We respectfully advise the Staff that we believe we correctly followed the guidance under Rule 11-02(b)(6) of Regulation S-X in eliminating First Place Bank’s historical loan loss provision.  Rule 11-02(b)(6) of Regulation S-X requires that pro forma adjustments related to the pro forma condensed income statement be computed assuming the transaction was consummated at the beginning of the fiscal year presented and include adjustments which give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. We eliminated the provision for loan losses as we believe any provision for credit impairment in the acquired loan portfolio would have been captured in the acquisition date fair values determined in accordance with ASC Topic 805, “Business Combinations,” and to include the historical loan loss provision would have the effect of double counting the estimated credit losses associated with the acquired loans.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

11.       We note your response to comment 10 of our comment letter to you dated October 15, 2012. Please revise this section to comply with Item 303(a) and Release No. 33-8350 by including discussion and analysis of the how you will be effected by the Cease and Desist Order and what you plan to do to comply with the terms of the order.

Response:  We have revised Amendment No. 3 in response to and in accordance with the Staff’s comments beginning on page 59 of Amendment No. 3.

Economic Overview

12.       We note your response to comment 11 of our comment letter to you dated October 15, 2012. Please revise this section to comply with Item 303(a) and Release No. 33-8350 by including discussion and analysis, if material, of the following:

•                  the effect of the bankruptcy filing by the City of Detroit (the largest insolvency of a city in American history) and the repercussions in the Detroit MSA and effects on your loan portfolio and future business;

•                  the effect of the recent increase in interest rates and the anticipated further increases in interest rates; and

•                  the effects of anticipated changes in policies of the Federal Reserve.

Response:  We have revised Amendment No. 3 in response to and in accordance with the Staff’s comments beginning on page 60 of Amendment No. 3.

Mr. Christian Windsor, Special Counsel

Mr. John P. Nolan, Senior Assistant Chief Accountant

September 27, 2013

Certain Relationships and Related Party Transactions

Arrangements with the WL Ross Funds

13.       Please revise this section to comply with the requirements of Item 404(a) as follows:

•                  revise the first paragraph to disclose the number of shares that Mr. Ross purchased in the 2010 private placement and the number he must beneficially own to hold a seat on your Board and to have an observer attend board meetings and identify the agreement that contains this provision;

•                  revise the second paragraph (and related disclosure elsewhere such as page 2) to quantify the “portion of the purchase price” of $6 paid by the Ross Funds attributable to each share of stock and separately the “portion of the purchase price” of $6 attributable to each warrant and compare these prices with the prices paid by other investors in the 2010 private placement and provide similar disclosure in the third paragraph for the 2012 private placement; and

•                  describe material provisions of your 2010 and 2012 Stock Subscription Agreement with the Ross Funds and note any material differences from your Stock Subscription Agreements with other investors.

Response:  We have revised Amendment No. 3 in response to and in accordance with the Staff’s comments beginning on page 167 of Amendment No. 3.

Notes to the Consolidated Financial Statements for the Period Ended March 31, 2013

Note 5. Loans

14.       We note your response to prior comments seventeen and nineteen in our letter, dated October 15, 2012. We also note there were changes made to the financial statements presented for the period ended March 31, 2012. Please tell us the reasons for these changes. In addition, please address whether these changes were related to the change in accounting policy regarding the identification of TDRs for modified loans accounted for under ASC 310-30.

Response:  We respectfully advise the Staff that the changes made to our financial statements for the period ended March 31, 2012 were directly related to our change in accounting policy for purchased credit impaired (PCI) loans individually accounted for under ASC 310-30 considered to be troubled debt restructurings (TDR), which was adopted in response to the guidance provided by the Office of the Chief Accountant and the Division of Corporate Finance.  While we note that the change in our accounting policy for PCI loans considered to be TDRs was not material to our results for the year ended December 31, 2012, the change was material to the individual quarters of 2012.  As a result, we filed amended Call Reports with the FDIC for each quarter of 2012.

Mr. Christian Windsor, Special Counsel

Mr. John P. Nolan, Senior Assistant Chief Accountant

September 27, 2013

Note 7 Acquired Loans and Loss Sharing

15.       We note the company now performs the individual loan re-estimation process on a quarterly basis and has continued to recognize increases in both the expected cash flows and the accretable difference on the PCI loans acquired. With the most recent acquisition in January 2013, all elements in the accounting for PCI loans have increased. In order to give the reader a better understanding of the accounting for PCI loans and the changes therein as well as the related impact on operating results, please revise to provide sufficient information addressing the nonaccretable difference and the changes between periods. This can be accomplished by providing a rollforward of the contractual cash flows to the carrying value of the loans for each period presented.

Response:  We have revised Amendment No. 3 in response to and in accordance with the Staff’s comment.  Please refer to Note 7, Acquired Loans and Loss Share Accounting, beginning on page F-44 of our unaudited consolidated financial statements.

Note 12. Income Taxes

16.       We note the Company recorded a valuation allowance of $24.5 million on the deferred tax asset based on management’s estimates of built in losses more likely than not to be realized over the Section 382 recognition period, and the impact on the utilization of pre-ownership change operating loss and tax credit carry forwards. Please provide us with sufficient detailed information so that we may understand how the amount of the valuation allowance was determined as well as the estimated timeframe over which the net deferred tax assets will be utilized.

Response:  We respectfully advise the Staff that as a result of our acquisition of First Place Bank on January 1, 2013, First Place Bank had an “ownership change” pursuant to Section 382 of the Internal Revenue Code.  First Place Bank, as a corporation with historic net operating losses, is a loss corporation under Section 382, which provides that, after an ownership change, the amount of a loss corporation’s taxable income for any year following the ownership change may be offset by pre-ownership change losses so long as such losses do not exceed the Section 382 limitation for that year.  The annual Section 382 limitation generally equals the fair market value of the old loss corporation multiplied by the long-term tax-exempt rate.

As a result of the Section 382 limitation, our ability to benefit from the use of First Place Bank’s pre-ownership change net operating loss and tax credit carry forwards, as well as the deductibility of certain of its built in losses if realized during a five-year recognition period (or one-year recognition period for items related to bad debt deductions), will be limited to approximately $1.7 million per year, putting at risk the utilization of associated deferred tax assets.  Losses incurred prior to our acquisition may be carried forward and deducted subject to the limitations of Section 382.  A deferred tax asset has been established for losses that may

Mr. Christian Windsor, Special Counsel

Mr. John P. Nolan, Senior Assistant Chief Accountant

September 27, 2013

be carried forward and a valuation allowance has been recorded against the deferred tax asset based on management’s best estimate of the deferred tax asset that is more likely than not expected to be realized due to the Section 382 limitations.

A loss incurred during the five-year recognition period (or one-year recognition period for items related to bad debt deductions) following the ownership change on an asset/liability with an acquired loss, or built in loss, is considered a recognized built in loss and is treated as a pre-change loss subject to the annual Section 382 limitation. If the recognized built in loss for the year exceeds the annual Section 382 limitation it can be carried forward for 20 years, each year subject to the Section 382 limitation.

A valuation allowance was established based on our estimate of built in losses more likely than not to be realized over the Section 382 recognition period, and the impact of the same on the utilization of pre-ownership change operating losses and tax credit carry forwards.  In determining the estimate of built in losses more likely than not to be realized within the Section 382 recognition period, management focused primarily on tax losses embedded in First Place Bank’s loan portfolio and, to a lesser extent, on tax losses embedded in fixed assets, other real estate owned, tax-deductible goodwill, and certain accrued expenses and contingent reserves, and anticipated when these losses might create actual tax deductions, either through bad debt deductions, depreciation, amortization, payment, or disposition of the assets in question.

Following is a description of the significant accounts contributing to the valuation allowance as of the acquisition date on net deferred tax assets acquired from First Place Bank.

Loans:  Built in losses recognized within the first year is recognized built in loss to the extent of the built in loss at the acquisition date.  Recognized built in loss results upon determination of total worthlessness of a loan.  We established a valuation allowance of $12.4 million based on the following:

1.              Recognized built in loss recognized in the first quarter 2013, and expectations that this level of recognized built in loss will continue for the remainder of 2013.

2.              Recognized built in loss expected to be recognized as a result of bankruptcies and movement of properties into real estate owned in 2013.

3.              Loans estimated to be sold.

Fixed Assets:  Recognized built in loss results from property sales within the first five years, depreciation within the first five years and amortization of losses resulting from purchase accounting adjustments on leased assets recognized in the first five years. We estimated recognized built in loss to be $4.1 million and thus established a valuation allowance for this amount.

Reserve for potential obligation to repurchase sold mortgage loans:  Payments made from this reserve are recognized built in loss.  The recourse period is usually short, within 120 days or

Mr. Christian Windsor, Special Counsel

Mr. John P. Nolan, Senior Assistant Chief Accountant

September 27, 2013

six months. We assume all payments will be made within five years and thus established a valuation allowance of $3.5 million, representing 100% of the expected recognized built in loss.

Other Real Estate Owned (OREO): The ultimate resolution of OREO properties will result in recognized built in loss to the extent of built in loss.  Management estimates that all properties will be resolved within five years, resulting in recognized built in loss.  As a result, a valuation allowance of approximately $2.0 million, representing 100% of the expected recognized built in loss, was established.

We believe the First Place Bank deferred tax asset, net of the acquisition date valuation allowance discussed above, will be fully utilized during the taxable years December 31, 2013 through December 31, 2033, the carryover period allowed under Internal Revenue Code Section 172(b)(2) for net operating losses.  The amount of the deferred tax asset that we estimate will be lost due to Section 382 has been fully reserved for in the valuation allowance.

Notes to the Consolidated Financial Statements for the Period Ended December 31, 2012

Note 1. Summary of Significant Accounting Policies

FDIC Indemnification Asset and Clawback Liability

17.       We note the significant decrease in the fair value of the indemnification asset in comparison to the carrying value at both December 31, 2012 and at March 31, 2013. Please tell us how the company’s accounting policy has considered ASU 2012-06.

Response:  As disclosed in Note 1, Summary of Accounting Policies, of our audited financial statements for the year ended December 31, 2012, our accounting policy was consistent with the guidance included in ASU 2012-06 and, therefore, its adoption did not have a material impact on our consolidated financial statements.  To provide additional clarification, we have revised Note 1, Basis of Presentation and Recently Adopted and Issued Accounting Standards, in our unaudited financial statements on page F-7 of Amendment No. 3 and our discussion of the FDIC indemnification asset in Critical Accounting Policies on page 72 of Amendment No. 3, to disclose that increases in expected cash flows on covered loans results in the reversal of any previously recorded covered allowance for loan losses, and results in a corresponding decrease in the related indemnification asset, which adjustments are immediately recognized in earnings.  Any remaining decrease in the indemnification asset is amortized over the lesser of the contractual term of the loss share agreement and the remaining life of the indemnified asset.

We further note that the difference between the carrying value and the fair value of the indemnification assets at both December 31, 2012 and at March 31, 2013, primarily reflects the amount of FDIC indemnification asset that is negatively accreting.  At December 31, 2012, we had approximately $64.8 million of indemnification asset in excess of expected claims, compared to approximately $55.1 million at March 31, 2013. The excess indemnification asset is

Mr. Christian Windsor, Special Counsel

Mr. John P. Nolan, Senior Assistant Chief Accountant

September 27, 2013

amortizing over the lesser of the contractual term of the loss share agreement and the remaining life of the indemnified asset and is estimated to have zero fair value.

Exhibits

18.       We note that you still have not filed most of your exhibits. Please allow adequate time after you file the exhibits for the staff to review and comment upon the exhibits.

Response:  We respectfully acknowledge the Staff’s comment.

We hope the foregoing information addresses the Staff’s comments regarding the referenced registration statement.  If you have any questions regarding this letter, please do not hesitate to contact me at (248) 498-2848 or our attorney Brennan Ryan at (404) 322-6218.

Very truly yours,

/s/ Dennis Klaeser

Chief Financial Officer

cc:                                J. Brennan Ryan, Esq., Nelson Mullins Riley & Scarborough LLP